UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alight, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01626W101

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS New Mountain Partners IV (AIV-E), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Reflects ownership as of the filing date. See Item 4.

CUSIP No. 01626W101	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS New Mountain Partners IV (AIV-E2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Reflects ownership as of the filing date. See Item 4.

CUSIP No. 01626W101	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS New Mountain Investments IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Reflects ownership as of the filing date. See Item 4.

CUSIP No. 01626W101	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS New Mountain Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Reflects ownership as of the filing date. See Item 4.

CUSIP No. 01626W101	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS New Mountain Capital Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Reflects ownership as of the filing date. See Item 4.

CUSIP No. 01626W101	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS NM Holdings GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Reflects ownership as of the filing date. See Item 4.

CUSIP No. 01626W101	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Reflects ownership as of the filing date. See Item 4.

Item 1(a).	Name of Issuer:

Alight, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Overlook Point

Lincolnshire, IL 60069

Item 2(a).	Name of Person Filing:

This Schedule 13G (this “Statement”) is filed on behalf of each the following persons (collectively, the “Reporting Persons”):

(i)	New Mountain Partners IV (AIV-E), L.P.;
(ii)	New Mountain Partners IV (AIV-E2), L.P.;
(iii)	New Mountain Investments IV, L.L.C.;
(iv)	New Mountain Capital, L.L.C.;
(v)	New Mountain Capital Group, L.P.;
(vi)	NM Holdings GP, L.L.C.; and
(vii)	Steven B. Klinsky.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1633 Broadway, 48th Floor

New York, NY 10019

Item 2(c).	Citizenship:

The citizenship of each Reporting Person is set out in Item 4 of its cover page.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

01626W101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

As of December 31, 2023, New Mountain Partners IV (AIV-E), L.P. beneficially owned 10,689,817 shares of Class A Common Stock based on 10,689,817 Class A units of Alight Holding Company, LLC (“Alight Holdings”), which are exchangeable on a one for one basis into shares of Class A Common Stock (“Class A Units”), and New Mountain Partners IV (AIV-E2), L.P. directly holds 6,605,714 shares of Class A Common Stock. The general partner of both New Mountain Partners IV (AIV-E), L.P. and New Mountain Partners IV (AIV-E2), L.P. is New Mountain Investments IV, L.L.C. The manager of New Mountain Partners IV (AIV-E), L.P. and New Mountain Partners IV (AIV-E2), L.P. is New Mountain Capital, L.L.C. Steven B. Klinsky is the managing member of New Mountain Investments IV, L.L.C. The managing member of New Mountain Capital, L.L.C. is New Mountain Capital Group, L.P. The general partner of New Mountain Capital Group, L.P. is NM Holdings GP, L.L.C. Steven B. Klinsky is the managing member of NM Holdings GP, L.L.C.

Calculation of the percentage of Class A Common Stock beneficially owned is based on 501,183,396 shares of Class A Common Stock outstanding as of October 26, 2023, as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023, plus the number of Class A Units, which are exchangeable into shares of Class A Common Stock, beneficially owned by each Reporting Person, as applicable.

In addition to the Class A Common Stock and Class A Units described above, as of December 31, 2023, New Mountain Partners IV (AIV-E), L.P., owned 10,689,817 shares of Class V common stock of the Issuer, 605,716 Class B-1 units of Alight Holdings, 605,716 Class B-2 units of Alight Holdings, 669,611 Class Z-A units of Alight Holdings, 36,405 Class Z-B-1 units of Alight Holdings and 36,405 Class Z-B-2 units of Alight Holdings. In addition to the Class A Common Stock described above, as of December 31, 2023, New Mountain Partners IV (AIV-E2), L.P., owned 374,299 shares of Class B-1 common stock of the Issuer, 374,299 shares of Class B-2 common stock of the Issuer, 413,783 shares of Class Z-A common stock of the Issuer, 22,496 shares of Class Z-B-1 common stock of the Issuer and 22,496 shares of Class Z-B-2 common stock of the Issuer. Upon the occurrence of certain conditions, such securities may have vested into the right to receive additional shares of Class A Common Stock or Class A Units. The Reporting Persons disclaim beneficial ownership of any additional shares of Class A Common Stock underlying such securities prior to the satisfaction of the vesting conditions thereof.

As of the date hereof Reporting Persons no longer beneficially own any shares of Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of December 31, 2023, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

NEW MOUNTAIN PARTNERS IV (AIV-E), L.P.
By: New Mountain Investments IV, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN PARTNERS IV (AIV-E2), L.P.
By: New Mountain Investments IV, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN INVESTMENTS IV, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN CAPITAL, L.L.C.
By: New Mountain Capital Group, L.P., its managing member
By: NM Holdings GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN CAPITAL GROUP, L.P.
By: NM Holdings GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NM HOLDINGS GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

/s/ Steven B. Klinsky
Steven B. Klinsky